SearchPath International, Inc.
1350 Euclid Avenue, Suite 325
Cleveland, Ohio 44115
July 25, 2008
Via Overnight Mail and SEC Correspondence
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	David L. Orlic
Special Counsel

Re:	SearchPath International, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed June 26, 2008
File No. 000-53277
Dear Mr. Orlic:
     On behalf of SearchPath International, Inc., a Delaware corporation (the “Company”), we are hereby transmitting this letter in response to the staff’s comment letter dated July 11, 2008 regarding the above filing.
     The Company’s response is numbered to correspond to the numbering of the comment contained in the comment letter, with the staff comment in italics and the response immediately following. Courtesy copies of this letter are being provided to Jan Woo and Barbara C. Jacobs.
     Item 1. Description of the Business
     Industry Background, page 1
1.	Comment: Please provide supplemental support for the claim that your company “was founded and is led by driven, focused, highly successful recruiting and franchising professionals that bring dynamic, innovative ideas and proven track records of success to the SPI Platform.”
We have revised the Form 10 by removing the above-referenced statement.

     Industry Background, page 1
2.	Comment: With respect to every third-party statement in your registration statement—such as the market data you cite in the first paragraph under this caption—please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement. Also, please tell us whether all or any of the reports were prepared for you.
We have prepared a binder in response to this comment and have cross-referenced to the appropriate location in the registration statement. Please see the enclosed binder titled “Third Party Support”. None of the reports were prepared for the Company.
     Franchise Referral Program, page 5
3.	Comment: In your example of the incentives that you provide franchisees to participate in the Franchise Referral Program, you state that a franchisee that sells five franchises per year over 10 years could potentially receive recurring revenue of $500,000 per year. Please provide greater disclosure, perhaps by way of example, of your basis for this statement. Please also disclose the likelihood of a franchisee receiving recurring revenue of this magnitude.
We have amended the Form 10 to provide a new example, based on sales of two franchises per year over 10 years, for a potential recurring revenue of $56,000 per year following the 10 year period. We have also clarified that it is expected that less than five percent (5%) of existing franchisees would reach this potential.
     Competition, page 6
4.	Comment: You state that the staffing and recruitment industry is highly competitive with low barriers to entry but you “believe that none of [y]our competitors present the breadth of services SPI has to offer.” Please disclose any negative factors pertaining to your competitive position in the staff and recruitment industry.
We have amended the Form 10 on page 6 to explain that our main disadvantage is that we are a relatively new player in the franchisor business so we lack the financial and operational history of some of our competitors.

     Item 1A. Risk Factors
     We derive a significant portion...page 8
5.	Comment: We note that you introduce your risk factor with a subheading that states that the company derives a significant portion of its revenues from franchisees. Please clarify the subheading to adequately describe the risk that you may not be able to attract new franchisees or be able to retain existing franchisees.
We have amended the Form 10 as requested.
     Certain offerings of the Company’s securities under Regulation D...page 9
6.	Comment: Please expand the disclosure under this caption to provide further detail regarding the nature of the potential federal securities laws violations.
We have amended the Form 10 as requested to provide detail about the nature of the potential federal securities laws violations.
     There is no active trading market for our common stock...page 10
7.	Comment: Please disclose the steps you have taken to apply for trading on the OTCBB. We understand that a market maker must sponsor the security and demonstrate compliance with Rule 15c2-11 under the Securities Exchange Act of 1934 before quotations for that issuer’s securities may begin on the OTCBB. Please revise the risk factor accordingly, and note that quotation of your common stock on the OTCBB is not entirely within your discretion. You should also revise similar statements appearing on page 25
We have revised the risk factor on page 10 according to your comment and noted that the quotation of our stock on the OTCBB is not entirely within our discretion. We have also amended the similar statement on page 25.
     Item 2. Financial Information
     Forward-Looking Statements, page 12
8.	Comment: Please tell us what documents you intend to incorporate by reference into this registration statement, and cite to the authority which permits you to do this.
We have amended the Form 10 by removing the statement that we intend to incorporate documents by reference into the Form 10.

     Item 4. Security Ownership of Beneficial Owners and Management, page 21
9.	Comment: Please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by The Signature Fund. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.
We have amended footnote 8 on page 21 to disclose that The Signature Fund has sole voting, sole dispositive and sole investment power with respect to such shares.
     Change of Control and Management, page 22
10.	Comment: You appear to be referring to a pending business combination which will involve a change in control of your company. Please supplement your disclosure regarding this pending transaction.
There is no pending business combination which will involve a change of control of the Company. Therefore, we amended the Form 10 by removing the references to any pending business combination.
     Item 5. Directors and Executive Officers, page 22
11.	Comment: Please tell us whether you consider Terry Tibbits, who is listed in the Summary Compensation Table on page 23, to be an executive officer. If so, please tell us why you have not provided information for Mr. Tibbits under Item 5 of your registration statement. See Item 401 of Regulation S-K. Also please file any employment agreement with Mr. Tibbits as an exhibit to your registration statement.
Mr. Tibbits is not an executive officer of the Company. Therefore, we have removed him from the Summary Compensation table on page 23.
     Item 6. Executive Compensation, page 23
12.	Comment: Please provide a narrative disclosure to the summary compensation table including the material terms of each named executive officer’s employment agreement or arrangement, whether written or unwritten. See Item 402(o) of Regulation S-K. We note in this regard that you provide some compensation information under Item 7 on page 24 for Michael Woods and Elin Young. Please tell us whether there is an employment agreement or arrangement with Elin Young for her position as General Counsel. Also supplement the disclosure relating to Michael Woods by including the term of his employment agreement and the compensation provided for under the agreement.

We have added narrative disclosure to the compensation table on page 23, including a description of the material terms of each named executive officer’s employment agreement or arrangement. The material terms of Mr. Wood’s employment agreement and the compensation provided thereunder have been added to the Form 10.
     Item 7. Certain Relationships and Related Transactions, page 24
13.	Comment: Please explain the basis on which Mr. Furth is a related person under Item 404(a) of Regulation S-K. Please also explain why Mr. Furth does not appear in the beneficial ownership table set forth on page 21.
Mr. Furth is the sole managing partner of The Signature Fund, one of the beneficial stockholders disclosed on the beneficial ownership table set forth on page 21. We have added disclosure under Item 7 on page 24 to clarify how Mr. Furth is a related person.
14.	Comment: It appears from the notes to your financial statements that the company has amounts payable to a related party for various shared expenses including rent, utilities, payroll, and insurance totaling $193,486 and $219,817 for the years ended June 30, 2007 and 2006, respectively. Please tell us why you have not disclosed these transactions under Item 7.
We have amended the Form 10 under Item 7 to include the amounts payable to a related party for the various shared expenses.
15.	Comment: Please provide disclosure regarding any “promoters” of your company, as defined in Rule 405 under the Securities Act of 1933. See Item 404(d)(2) and Item 401(g) of Regulation S-K.
The Company does not have any promoters.
     Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 25
16.	Comment: Please provide the information required by Item 201(a)(2) of Regulation S-K.
We have amended Item 9 on page 25 to provide the information regarding warrants, convertible securities and securities subject to Rule 144, as required by Item 201(a)(2) of Regulation S-K.
     Item 10. Recent Sales of Unregistered Securities, page 25
17.	Comment: Please tell us why you have not disclosed under Item 10 the issuance of restricted shares of common stock to Margulies & Levinson LLP on April 29, 2008 in exchange for services. We note that Item 701 of Regulation S-K applies to securities issued in exchange for services. Similarly, you do not appear to have disclosed under this caption the recent issuance to Mr. Johnson.
We have amended the Form 10 on page 26 to include the issuance or grant of securities to Margulies & Levinson, Mr. Johnston and Mr. Woods in exchange for services.
     Item 15. Financial Statements and Exhibits, page 28
18.	Comment: Please revise your interim financial statements to include a balance sheet as of the end of the preceding fiscal year. Refer to Rule 8-03 of Regulation S-X.
We have revised the interim financial statements to include an audited balance sheet as of the end of the preceding fiscal year, June 30, 2007.
19.	Comment: We note an inconsistency in the notes to the financial statements regarding the number of shares of common stock underlying the convertible debt. On page F-11, you state that the $273,450 debt can be converted into 1,233,800 shares of common stock. However, on page F-24, you state that the $273,450 debt can be converted into 1,313,800 shares of common stock. Please explain, or revise your disclosure.
We have revised page F-24 to make this disclosure consistent with page F-11. The correct number is 1,233,800 shares of common stock.
20.	Comment: Please tell us how you considered the requirements of SAB Topic 4C as it relates to the stock split disclosed in note 9 on page F-15.
We have revised the March 31, 2008 unaudited balance sheet to reflect the retroactive effect of the stock split disclosed in note 9, and also have disclosed the adjustment in the subsequent event footnote on page F-15.
     Independent Auditors’ Report, page F-16
21.	Comment: We note your response to comment 1 of our letter dated June 26, 2008 and note that the independent auditors’ report does not conform to PCAOB standards. Specifically, the language appearing in the second sentence of the second paragraph in the example opinion on page 146 of ASI is omitted. Please revise to include this language.
The Form 10 has an amended independent auditors’ report which should conform to the PCAOB standards.

     Exhibits
22.	Comment: Please tell us how you determined that neither your form of franchise agreement, nor any particular franchise agreement, needs to be filed pursuant to Item 601(b)(10) of Regulation S-K.
We have included the form franchise agreement as a material agreement. Please see Exhibit 10.5. This form of agreement contains the material terms entered into between us and our franchisees. The length of the agreement and the financial terms can sometimes vary according to the franchisees level of recruiting experience.
23.	Comment: Please tell us why you have not filed as exhibits to your registration statement the documents relating to the private placements of your convertible notes and instruments defining the rights of the holders. See Item 601(b)(4) of Regulation S-K.
We have amended Item 15 to include Exhibits 4.2 (Form of One-Year Convertible Note) and 4.3 (Form of Subscription Agreement related to the One-Year Convertible Note), which relate to the private placements of notes and define the rights of the note holders. Please see page 28 and Exhibits 4.2 and 4.3.
      I hope that the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 912-1500 at your earliest convenience if any additional comments will be forthcoming.
Very truly yours,
SearchPath International, Inc.
/s/ Thomas K. Johnston
Thomas K. Johnston
President, CEO